

August 18, 2011

Via Facsimile
Mr. Jiang Huai Lin
Chairman and Chief Executive Officer
China Information Technology, Inc.
21st Floor, Everbright Bank Building
Zhuzilin, Futian District
Shezhen, Guangdong, 518040
People's Republic of China

> **Re: China Information Technology, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Forms 10-Q for Quarterly Periods Ended March 31, 2011 and June 30, 2011**
> **File No. 001-34076**

Dear Mr. Lin:

We have reviewed your filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 40

1.   We note your disclosure in a risk factor on page 18 that lack of additional financing could force the company to substantially curtail or cease operations. Your liquidity discussion and analysis should clearly address prospective information regarding the company's short-term (generally up to 12 months into the future) and long-term sources of and needs for capital. Considering the significant amount of short-term obligations as of December

31, 2010, the level of operating cash flows generated in during the periods presented, and your risk factor disclosure, please tell us how you considered the guidance in Item 303(a)(1) of Regulation S-K, FRR 501.03 and Section IV of SEC Release 33-8350.

2. Please tell us whether there are any covenants or financial restrictions related to outstanding debt obligations. If so, describe them and tell us whether the company was in compliance with the covenants as of December 31, 2010. Please refer to Item 303(a)(1) of Regulation S-K, codified FRC 501.02, Section III.C of SEC Release 33-6835 and Section IV of SEC Release 33-8350 for further guidance.

3. In your explanation of the increase in administrative expenses on page 37 one of the contributing factors listed is the \$.89 million increase in the provision for bad debts. It appears that the provision and allowance for bad debts has grown disproportionately compared to receivables over the periods presented, from 2008 to 2010, and this trend has not been addressed in your discussion and analysis. Please tell us the underlying reasons for the significant increase in the provision and allowance from 2008 to 2010, including but not limited to, changes in asset quality, types of receivables or customers, or methodology for determining the allowance for bad debts. Tell us whether there have been credit concerns related to any of your significant customers. Refer to item 303(a)(1) of Regulation S-K and Section III. B.3 of SEC Release 33-8350.

4. As a related matter, please provide us with and tell us how you considered disclosure of an aging analysis of accounts receivable as of each balance sheet date to highlight any trends and uncertainties with respect to liquidity. Refer to item 303(a)(1) of Regulation S-K and Sections III.B.1 and 3 of SEC Release 33-8350.

5. We note disclosure on pages 17, 22, and 26 regarding restrictions on dividends payable from your subsidiaries in the PRC. Please tell us, and disclose in future filings, the restrictions on retained earnings and net assets and quantify the amount of restricted net assets and retained earnings so that an investor may ascertain the amount ultimately available to meet the parent company's cash obligations or for distribution if the company were to pay dividends. Describe any other restrictions on the transferability of assets via loans or advances from the PRC subsidiaries that could limit the offshore company or parent company's ability to meet cash obligations. Similarly revise your Note 14 disclosure on page F-35 in future filings. Refer to Item 303(a)(1) of Regulation S-K, Rule 4-08(e)(3) of Regulation S-X and SAB Topic 6.K.2.

6. Your disclosure on pages 17 and 22 indicates that the accumulated profits for paying dividends and the annual appropriation of after-tax profits is based on after-tax profits and accumulated profits as determined under accounting principles generally accepted in the PRC. Please tell us, and disclose in future filings, whether there are any significant differences between after-tax profits/losses as calculated pursuant to PRC accounting

standards and regulations as compared to after-tax earnings as presented in your financial statements.

7. We note several points of disclosure, such as related to convertibility of the RMB, throughout your risk factors indicating uncertainties and risks related to the transferability of funds between the PRC subsidiaries and the off-shore holding company. Please summarize for us, and in future filings disclose, the nature of such restrictions and uncertainties and the potential impact on liquidity. Clarify whether there are any restrictions on the off-shore holding company's ability to provide loans to, directly invest in, or otherwise transfer funds to the PRC subsidiaries and iASPEC.

8. In a risk factor on page 23 you disclose that the shares purchased by the investors in your 2007 private placement transaction are subject to redemption in the event that the PRC government takes action that unwinds the restructuring transaction and that such redemption would materially and adversely affect your liquidity and capital resources. Please tell us how you considered disclosure of this uncertainty and the potential impact on liquidity. Clarify whether you are referring to the Amended and Restated Management Service Agreement ("MSA") entered into in December 2009 or also the initial MSA entered into in 2007 when referring to the "restructuring agreement." We note that this risk factor disclosure was also included in your December 31, 2008 Form 10-K. In addition, explain what the basis would be for a PRC governmental agency to take action that could impact the transactions contemplated by the restructuring agreement. Refer to Item 303(a)(1) of Regulation S-K, codified FRC 501.02 and .03, Section III.C of SEC Release 33-6835 and Section IV of SEC Release 33-8350 for further guidance.

9. As a related matter, please explain to us how you considered the redemption rights of these securities in determining the appropriate classification on your balance sheet, citing the specific accounting literature upon which you relied in making this determination. Tell us how you considered disclosure of the terms of these equity securities in your Note 15 "Equity" financial statement footnote. Refer to ASC 505-10-50.

Obligations Under Material Contracts, page 43

10. In future filings please include long-term debt obligations, including any long-term related party obligations, and the related interest payments in your table of contractual obligations. Refer to Item 303(a)(5) of Regulation S-K.

Critical Accounting Policies

11. In light of the significance of the company's goodwill balance, to provide information for investors to assess the probability of a future material impairment charge please tell us how you considered disclosing whether there was material goodwill at any reporting units that are at risk of failing step one or that no reporting units are at risk. Confirm, if true,

that the fair value of each reporting unit is substantially in excess of its carrying value. Refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No. 33-8350.

Revenue Recognition, page 43

12.   In light of the significant increase in the allowance for doubtful accounts, please tell us how you considered disclosure of your policy with respect to providing concessions/discontinuing sales or revenue recognition for customers who are delinquent in repaying existing receivables, including the point at which you consider that collection of an account is not reasonably assured.

Income Taxes, page 44

13.   Please tell us how you considered disclosure of significant assumptions and estimates as it relates to your consideration of the PRC Enterprise Income Tax Law ("EIT Law") such as those described on pages 16 and 28. Based upon your risk factor disclosure, management's assumptions and conclusions regarding "de facto management bodies," "resident enterprise" status, and applicability of 10% withholding tax on dividends paid by PRC subsidiaries are not clear. Your risk factor regarding this matter indicates that you are monitoring the possibility of "resident enterprise" treatment for the 2011 tax year. Please provide us with an update on the company's analysis and conclusions. Explain how your conclusion is impacted by the grandfathering provisions of the EIT Law described on page 16 and the preferential tax treatments and exemptions disclosed on pages 34 and F-34.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

(f) Accounts Receivable, Bills Receivable and Concentration of Risk, page F-16

14.   In light of the significant increase in the company's allowance for doubtful accounts, please tell us how you considered providing a roll-forward showing the activity within the allowance for doubtful accounts for the periods presented. Refer to Rule 12-09 as referenced by Rule 5-04 of Regulation S-X.

15.   You disclose that no single customer accounted for 10% or more of total revenue for the years ended December 31, 2010 and 2009.   We also note your disclosure in the June 30, 2011 form 10-Q and related earnings release that the your government customers generated over half of total revenues during the three-month periods ended June 30, 2011 and 2010. Please tell us how you considered whether the PRC central government and its agencies or a provincial government could be considered a major customer as defined in ASC 280-10-50-42.

Note 3. Variable Interest Entity, page F-22

16.   In light of the risks and uncertainties described on pages 22 through 24 related to you relationship with iASPEC, please explain to us how your disclosure addresses the types, nature and changes of risks associated with your involvement with iASPEC. Refer to ASC 810-10-50-2AA.

17.   In the risk factor on page 23 regarding the risk of redemption of shares purchased by the investors in your 2007 private placement, you indicate that a PRC governmental agency could take action that could materially and adversely affect the transactions contemplated by the restructuring agreement. Please tell us whether there are any PRC laws or regulations that if the company's contractual arrangements that establish the structure for operating iASPEC were found to be in violation of, the company may be required to restructure its ownership structure and operations iASPEC, discontinue a portion of your business or could require you to de-consolidate iASPEC.

18.   Please describe the nature of any restrictions on iASPEC's assets. Refer to ASC 810-10-50-2AA.

Note 13. Reserve and Distribution of Profit, page F-35

19.   On pages 17 and 26 you disclose that your PRC subsidiaries are required to allocate at least 10% of annual after-tax profits determined under PRC GAAP to a statutory general reserve fund until the amounts in the fund reaches 50% of their registered capital. Please tell us, and in future filings quantify, the amount of the statutory reserve fund and whether the maximum reserve amount had been reached as of December 31, 2010. Quantify the amount of retained earnings that are restricted or free of restrictions and quantify the amount of restricted net assets as of December 31, 2010 if restricted net assets exceed 25% of consolidated net assets. If restricted net assets do not exceed 25% of consolidated net assets, please provide us with your supporting calculation of restricted net assets. Refer to Rule 4-08(e)(3) of Regulation S-X and SAB Topic 6.K.2.

20.   If restricted net assets exceed 25% of consolidated net assets, please present parent-only condensed financial statements consistent with Rule 5-04 of Regulation S-X.

Item 9.A Controls and Procedures, page 47

21.   We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

- In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.

- Please describe your internal audit function and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

- If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

- If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

22.   We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. In your response, please address circumstances at the time of your Form 10-K preparation and subsequent to the resignation of the company's CFO. Do not identify people by name, but for each person, please tell us:

- what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
- what relevant education and ongoing training he or she has had relating to U.S. GAAP;
- the nature of his or her contractual or other relationship to you;
- whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

- about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

23.   We note your disclosure on page 9 of the Definitive Proxy filed April 29, 2011 that the Board of Directors determined that Mr. Remington Hu possesses the accounting or related financial management experience that qualifies him as financially sophisticated within the meaning of Rule 4350(d)(2)(A) of the Nasdaq Marketplace Rules and that he is an "audit committee financial expert" as defined by the rules and regulations of the SEC. Please describe your audit committee financial expert's qualifications, including the extent of his knowledge of U.S. GAAP and internal control over financial reporting.

Form 10-Q for the Quarterly Period Ended March 31, 2011

Consolidated Financial Statement

Note 14. Consolidated Segment Data, page 18

24.   We note your disclosure that the new segment reporting follows the company's organizational structure as reflected in your internal management reporting systems. Please provide us with further information regarding the change in segment presentation including the following:

   a. Describe the changes in the company's management and organizational structure;
   b. Changes in the company's internal management reporting, including a description of the specific changes and when the changes were made;
   c. Provide us with an example of the internal management reports provided to the company's chief operating decision maker; and
   d. Provide us with an example of the information regarding the company's results that is provided to the company's Board.

25.   As a related matter, describe for us any changes to your goodwill impairment methodology, such as changes in the reporting units, as a result to the changes in your segment reporting. Refer to ASC 350-20-35-45.

Form 10-Q for the Quarterly Period Ended June 30, 2011

General

26.   Please tell us why you have not submitted interactive data (XBRL) as an exhibit to your June 30, 2011 Form 10-Q. Refer to SEC Release No. 33-9002.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of Three Months Ended June 30, 2011 and June 30, 2010

Revenues, page 25

27.   We note your disclosure that the 16.7% decrease in revenues for the quarter was
       primarily due to the Chinese government's recent implementation of new monetary
       tightening policies. We further note the disclosure in the August 10, 2011 press release
       indicating that the impact is likely to continue into the third and fourth quarters. Please
       tell us whether you performed an interim impairment analysis during the quarter ended
       June 30, 2011. If not, provide us with your analysis supporting your conclusion that the
       fair value of a reporting unit below its carrying amount was not more than likely. Refer
       to ASC 350-20-35-30.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose
       the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by
       the Commission or any person under the federal securities laws of the United States.

Mr. Jiang Huai Lin
China Information Technology, Inc.
August 18, 2011
Page 9

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief